Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands.)

	Years Ended December 31
	2014	2013	2012	2011	2010
Computation of ratio of net income to fixed charges
Fixed charges (1)	$166,315	$204,366	$197,064	$144,662	$95,923

Fixed charges (1)	166,315	204,366	197,064	144,662	95,923
Net income	56,361	(134,136)	349,245	284,373	169,500
	222,676	70,230	546,309	429,035	265,423

Ratio of earnings to fixed charges	1.34	0.34	2.77	2.97	2.77
		(3)
Computation of ratio of net income to combined fixed charges and preferred stock dividends:
Fixed charges (1)	$166,315	$204,366	$197,064	$144,662	$95,923
Preferred stock dividends (2)	21,922	21,922	7,551	-	-
Combined fixed charges and preferred stock dividends	188,237	226,288	204,615	144,662	95,923

Combined fixed charges and preferred stock dividends	188,237	226,288	204,615	144,662	95,923
Net income	56,361	(134,136)	349,245	284,373	169,500
	244,598	92,152	553,860	429,035	265,423

Ratio of earnings to combined fixed charges and preferred stock dividends	1.30	0.41	2.71	2.97	2.77
		(3)

(1)Fixed charges consist of interest expense on all indebtedness, including interest rate swaps and maturities of Eurodollar Futures contracts.
(2)No preferred stock was outstanding during 2011 or 2010.
(3)Earnings for the year ended December 31, 2013 were inadequate to cover fixed charges and preferred stock dividends by $134,136.